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SEC FILE NUMBER
8-44454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TIAA-CREF Individual & institutional Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8500 Andrew Carnegie Blvd.
(No. and Street)

Charlotte	North Carolina	28262
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Mangano	872-280-0924	Jennifer.Mangano@Nuveen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

76 Laura Street	Jacksonville	FL	32202
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Mangano _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

VP, Accounting & Reporting Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition
December 31, 2025

TIAA-CREF Individual & Institutional Services, LLC
Index
Year Ended December 31, 2025

_____



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of TIAA-CREF Individual & Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Jacksonville, FL
February 27, 2026

We have served as the Company's auditor since 2005.

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition (amounts in thousands)
Year Ended December 31, 2025

Assets

Cash	$	139,912
Cash segregated under regulatory requirements		23,584
Advisory fees receivable		70,988
Receivable from clearing broker		21,623
Due from affiliated entities		19,661
Receivable from non-proprietary funds		1,624
Other assets		1,459
Total assets	$	278,851

Liabilities and Member's Capital

Due to affiliated entities		81,875
Other Liabilities		1,696
Total liabilities	$	83,571
Member's capital	$	195,280
Total liabilities and member's capital	$	278,851

The accompanying notes are an integral part of these financial statements.

_____

1.   **Organization**

TIAA-CREF Individual & Institutional Services, LLC ("Services" or "the Company") was incorporated on September 4, 1990 as a membership corporation and is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority. Services is registered as an investment advisor under the Investment Advisers Act of 1940, as amended and provides investment advisory services to individuals.

Services maintains a contractual arrangement with its affiliate, Nuveen Securities, LLC ("NSLLC") to distribute shares of various mutual funds on a retail basis for which NSLLC is the principal underwriter. Additionally, Services maintains an expense reimbursement arrangement with its affiliate, Nuveen Services, LLC ("Nuveen Services"), to cover fees and cost associated with Nuveen funds held within its managed account program.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing, LLC ("Clearing Broker"). Services also offers investment advisory services to individuals maintaining accounts at the Clearing Broker for which it is separately compensated.

Services maintains a distribution agreement with TIAA-CREF Life Insurance Company ("TIAA Life") under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjusted annuity products offered by TIAA Life. Such activities performed by Services are on a cost reimbursement basis. Effective December 31, 2025, TIAA Life merged into TIAA, and the distribution agreement has transferred to TIAA.

Services maintains a Third Party Insurance Products Service Agreement with TIAA-CREF Agency ("TC Agency") in which Services is the distributor for variable insurance products. Services incurs expenses and is compensated for activities associated with the distribution of third party variable products.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("non-proprietary funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary funds.

Services maintains a distribution agreement and field support agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI related to various state tuition savings plans. Such activities are performed by Services on a cost reimbursement basis.

Services maintains a distribution agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA. Services also maintains a distribution agreement with TIAA under which Services is the distributor for proprietary and non-proprietary mutual funds.

_____

Services incurs expenses for distribution activities related to the issuance of variable annuity contracts by the College Retirement Equities Fund ("CREF") and on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and distribution services agreement with CREF and a distribution agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Various cash disbursements for Services are made by TIAA and its wholly owned affiliate Nuveen, LLC ("Nuveen"). Both TIAA and Nuveen are reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements. TIAA and Nuveen allocate certain costs and expenses, including certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Services has an agreement with TIAA Trust, N.A. ("Trust Company"), a wholly owned subsidiary of TIAA, under which the Trust Company provides advisory services on investment advisory customer accounts for Services. Services also has an agreement with the Trust Company where it receives fees for clients referred to the Trust Company's Private Asset Management ("PAM") product.

Services has an agreement with MyVest Corporation ("MyVest"), a wholly owned subsidiary of TIAA, under which MyVest provides information technology services on investment advisory accounts for Services. As of April 30, 2025 Services entered into a Transition Services agreement whereupon MyVest assigned its contracts to Pershing LLC ("Pershing"). Pursuant to the agreement, Pershing is entitled to all wealth management platform services revenue, excluding platform development, for the year ended December 31, 2025.

2. **Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). In preparing these financial statements, Services has evaluated events and transactions for potential recognition or disclosure through February 27, 2026, the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Additionally, GAAP requires management to make estimates that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

_____

Methods for Determining Fair Value

In determining the fair value of its financial instruments, Services uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value. Cash, receivables, and other assets are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Due to affiliates and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

Segment Reporting

Services is engaged in a single line of business as a securities broker dealer, which provides distribution services and investment advisory services for the parent, TIAA, and multiple affiliated lines of business as described in Note 1. Services has identified its Executive Committee as the Chief Operating Decision Maker ('CODM'), which comprises the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Compliance Officer.

The CODM uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital, shown in Note 6, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

Services' operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of Services as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. **Cash**

   Approximately 39% of Services' cash is held at State Street Bank and Trust Company. The remaining 61% is held at JPMorgan Chase & Co. All of Services' cash segregated under regulatory requirements is held at US Bank. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250 thousand. Services' management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

4. **Taxes**

   Services is a single member LLC and, as such, is treated as a division of TIAA for federal and most state income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes and thus does not record income taxes in its financial statements.

_____

Services is not a legal entity for tax purposes and not a member in the TIAA tax sharing agreement or any other formal tax sharing arrangement.

Services is subject to various state taxes based on revenues or business license taxes. Revenue based taxes are partially subject to reimbursement by affiliates under agreements to perform services "at cost." These taxes are not significant and amounts due are included as 'Other Liabilities'.

5.   **Special Reserve Bank Account**

Cash of $23.6 million, which is recorded in the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. Services includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

6.   **Minimum Net Capital Requirements**

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under the Rule, Services is required to maintain minimum net capital equal to the greater of $250 thousand or 6 2/3 percent of aggregate indebtedness. At December 31, 2025, Services had net capital of $102.1 million which exceeded required net capital by $96.5 million and a ratio of aggregate indebtedness to net capital of 0.82 to 1.

In order to ensure that Services maintains sufficient capital, the Board of Trustees of TIAA may approve TIAA to make additional capital contributions to Services. On December 10, 2025, the TIAA Board of Trustees approved TIAA to make periodic additional capital contributions to Services up to $475 million in the aggregate in installments as needed to support the operational and capital needs of Services.

7.   **Commitments, Contingencies, and Concentration of Credit Risk**

Services offers discount brokerage services through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between Services and the Clearing Broker, the Clearing Broker has the right to charge Services for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of Services could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to Services which could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, Services may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2025, Services has recorded no liability with regard to customer transactions. During the year ended December 31, 2025, Services experienced immaterial net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of Services' potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these financial statements for potential reimbursements to the Clearing Broker on margin loans extended to Services' customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

In the normal course of business, Services may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Services is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding Services' business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten, sold, or distributed by Services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Services contests liability and/ or the amount of damages, as appropriate, in each pending matter.

Services established a liability of $300 thousand for the anticipated costs of open regulatory actions or litigation, and restitution, which is included in other liabilities. In the opinion of management, the ultimate disposition of said matters will not have material adverse impact on Services' financial condition, cashflows, net capital, or results of operations.

8. Related Party Transactions

Amounts due from and to affiliated entities related to the distribution of insurance products, mutual funds, tuition savings plans and Trust Company agreements are reflected in the table below.

Due from affiliated entities		Due to affiliated entities	
Trust Company, NA	15,350	TIAA	79,148
Nuveen Securities	2,760	CREF	2,377
Nuveen Services	1,431	Nuveen, LLC	350
REA	117		
TFI	3		
Total	19,661	Total	$ 81,875

9. Subsequent Events

On January 1, 2026, TIAA contributed its PAM customer accounts to Services. The PAM accounts were previously part of the Trust Company's business, an advisory affiliate under common control prior to transfer to TIAA. Since the transaction involved the transfer of net assets between entities under common control, the transfer was recorded at the carrying value of the net assets transferred.